SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

_________

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. ___)1

Argan, Inc.

(Name of Issuer)

Common Stock, $0.15 par value

(Title of Class of Securities)

04010E109

(CUSIP Number)

                         December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[x]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No. 04010E109

13G

Page 2 of 11 pages

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Hollow Brook Wealth Management, LLC
Tax ID number: 680665285

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[  ]

(b)

[x]

3.

SEC Use Only

4.

Citizenship or Place of Organization

State of New York

Number of Shares

5.

Sole Voting Power

Beneficially Owned by

6.

Shared Voting Power

1,323,000

Each Reporting Person

7.

Sole Dispositive Power

With

8.

Shared Dispositive Power

1,323,000

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,323,000 Shares of Common Stock

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[  ]

11.

Percent of Class Represented by Amount in Row (9)

9.5%

12.

Type of Reporting Person (See Instructions)

IA

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Cusip No. 04010E109

13G

Page 3 of 11 pages

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

E. Wayne Nordberg

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[  ]

(b)

[x]

3.

SEC Use Only

4.

Citizenship or Place of Organization

United States

Number of Shares

5.

Sole Voting Power

Beneficially Owned by

6.

Shared Voting Power

1,323,000

Each Reporting Person

7.

Sole Dispositive Power

With

8.

Shared Dispositive Power

1,323,000

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,323,000 Shares of Common Stock

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[  ]

11.

Percent of Class Represented by Amount in Row (9)

9.5%

12.

Type of Reporting Person (See Instructions)

IN

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Cusip No. 04010E109

13G

Page 4 of 11 pages

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Philip E. Richter

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[  ]

(b)

[x]

3.

SEC Use Only

4.

Citizenship or Place of Organization

United States

Number of Shares

5.

Sole Voting Power

Beneficially Owned by

6.

Shared Voting Power

1,323,000

Each Reporting Person

7.

Sole Dispositive Power

With

8.

Shared Dispositive Power

1,323,000

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,323,000 Shares of Common Stock

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[  ]

11.

Percent of Class Represented by Amount in Row (9)

9.5%

12.

Type of Reporting Person (See Instructions)

IN

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Cusip No. 04010E109

13G

Page 5 of 11 pages

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Alan L. Bazaar

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[  ]

(b)

[x]

3.

SEC Use Only

4.

Citizenship or Place of Organization

United States

Number of Shares

5.

Sole Voting Power

23,333

Beneficially Owned by

6.

Shared Voting Power

1,323,000

Each Reporting Person

7.

Sole Dispositive Power

23,333

With

8.

Shared Dispositive Power

1,323,000

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,346,333 Shares of Common Stock

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [  ]

11.

Percent of Class Represented by Amount in Row (9)

9.7%

12.

Type of Reporting Person (See Instructions)

IN

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Cusip No. 04010E109

13G

Page 6 of 11 pages

Schedule 13G

Common Stock, Par Value $0.01

CUSIP No. 04010E109

Item 1(a)

Name of Issuer:

Argan, Inc.

Item 1(b)

Address of Issuer’s Principal Executive Offices:

One Church Street, Suite 201

Rockville, Maryland 20850

Item 2(a)

Name of Person filing:

The following “Reporting Persons”:

Hollow Brook Wealth Management, LLC (“HBWM”)

E. Wayne Nordberg

Philip E. Richter

Alan L. Bazaar

Item 2(b)

Address of Principal Business Office or, if None, Residence:

c/o Hollow Brook Wealth Management LLC

410 Park Avenue - 17th Floor

New York, NY 10022

Item 2(c)

Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d)

Title of Class of Securities:

Common Stock, par value $0.15 per share

Item 2(e)

CUSIP Number: 04010E109

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Cusip No. 04010E109

13G

Page 7 of 11 pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

[  ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

[  ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[  ]

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[  ]

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)

[x]

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(g)

[x]

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)

[  ]

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[  ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[  ]

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4

Ownership.

The 1,323,000 shares reported as beneficially owned by HBWM are all shares held by persons in respect of which HBWM acts as trustee and/or investment manager.  Messrs. Nordberg, Richter and Bazaar are the Members of HBWM, which is a New York limited liability company.

The approximate percentages of shares of common stock reported as beneficially owned by the Reporting Persons are based upon 13,937,365 shares outstanding on December 10, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2012.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each Reporting Person.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Person disclaims the existence of a “group” and, except as set forth below, disclaims beneficial ownership of all shares of common stock or securities convertible into or exercisable for common stock other than any shares or other securities reported herein as being directly owned by it or him, as the case may be.  Each of the Reporting Persons states that it or he, as the case may be, is included in this filing solely for the purpose of presenting information with respect to the beneficial ownership of the shares of common stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information with respect to, or furnished by, such Reporting Person, and makes no representation as to information furnished by any other Reporting Person.

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Cusip No. 04010E109

13G

Page 8 of 11 pages

Notwithstanding the foregoing, Mr. Bazaar in his individual capacity owns 23,333 shares issued by the Issuer, approximately 0.2% of the Issuer’s outstanding common shares.  These shares are not managed or held in trust by HBWM.

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8

Identification and Classification of Members of the Group.

Not applicable

Item 9

Notice of Dissolution of Group.

Not applicable

Item 10

Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Cusip No. 04010E109

13G

Page 9 of 11 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: February 14, 2013

Entities:

Hollow Brook Wealth Management LLC

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg, as

Chairman for the

above-listed entity

Individuals:

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg

By:

/s/  Philip E. Richter

Philip E. Richter

By:

/s/  Alan L. Bazaar

Alan L. Bazaar

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Cusip No. 04010E109

13G

Page 10 of 11 pages

INDEX TO EXHIBITS

EXHIBIT A

Agreement of Reporting Persons

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EXHIBIT A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Argan, Inc. has been filed on behalf of the undersigned.

Signature:

Dated: February 14, 2013

Entities:

Hollow Brook Wealth Management LLC

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg, as

Chairman for the

above-listed entity

Individuals:

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg

By:

/s/  Philip E. Richter

Philip E. Richter

By:

/s/  Alan L. Bazaar

Alan L. Bazaar

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